WOODSIDE
AUSTRALIAN ENERGY

02 SEP 10 AM 7:07

23 August 2002

02049898

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to China LNG Announcement, lodged with the Australian Stock Exchange on 23 August 2002

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 9/17

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
ACN 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
ACN 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

23 August 2002
3:00pm (WST)

CHINA LNG ANNOUNCEMENT

Following release of the attached statement by CNOOC Limited, Woodside Petroleum Ltd. advises that the current six North West Shelf (NWS) joint venturers intend to set up a China LNG (CLNG) Joint Venture which will own the gas to be processed and supplied to Guangdong, and also to the associated condensate and LPGs.

A proposal has been made by the NWS joint venturers for CNOOC to participate at a level of 25% in this new joint venture.

Dependent on final agreed LNG supply volumes to Guangdong, this is an acquisition by CNOOC of approximately 5% of the NWS gas reserves. Based on the currently expected supply volumes, the proposal provides for the payment of approximately US$320 million by CNOOC. In addition, it provides for the CLNG JV to pay a tariff to the current NWS joint venturers comprising a component for both past and future capital and operating expenditure for access to NWS gas project infrastructure.

John Akehurst, Managing Director of Woodside Energy Ltd., operator of the NWS Venture, said that these arrangements are expected to be finalised over the coming months in parallel with the many other commercial agreements associated with LNG to China.

"The Venture welcomes CNOOC to the North West Shelf," Mr Akehurst said. "We look forward to working together over the long term."

MEDIA ENQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTOR INQUIRIES
Woodside Energy Ltd.
Glenister Lamont, Investor Relations Manager
W: (08) 9348 4283 M: (0417) 541 305

CNOOC Limited to Acquire Australian Gas Reserves (2002-8-23)

(Beijing, August 23, 2002) - CNOOC Limited (together with its subsidiaries, the "Company", SEHK: 883, NYSE: CEO) announced today that it is pleased to confirm that the Company has received an offer to acquire an interest in the upstream production and reserves of Australia's North West Shelf Gas Project ("NWS Gas Project").

Under the terms of the offer, the Company would also assume a 25% interest in the China LNG Joint Venture ("CLNG JV"), which will be established to supply LNG from the NWS Gas Project to the Guangdong LNG terminal.

The preliminary terms envisage the Company paying approximately US$320 million to purchase an approximate 5% interest in the upstream reserves of the NWS Gas Project, assuming certain minimum levels of natural gas supplied to the Guangdong LNG terminal and the payment by the CLNG JV parties of a tariff comprising a component for both past and future capital and operating expenditure for access to NWS Gas Project infrastructure.

The Company's minimum estimated share of reserves would be approximately 1.1 trillion cubic feet of natural gas, and the Company's share of natural gas and associated liquids equates to approximately 210 million barrels of oil equivalent.

"The acquisition of a material stake in CLNG JV and the upstream production and reserves offers the Company immediate access to a world-class gas project with world-class partners. CNOOC Limited's participation, meanwhile, helps ensure a safe, reliable, and potentially growing supply of natural gas from Australia to the rapidly growing market in China," commented Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited.

The Company considers the offer to be strategically and economically attractive and complementary to its natural gas strategy. The Company will actively discuss terms of agreements with offering partners and strive to reach final and definitive agreements in a timely manner.

Overview of the NWS Gas Project

The NWS Gas Project is a joint venture between the NWS Gas Project Participants and is Australia's largest natural resource project. The NWS Gas Project Participants comprise of BHP Billiton Petroleum (North West Shelf) Pty Ltd, BP Developments Australia Pty Ltd, ChevronTexaco Australia Pty Ltd, Japan Australia LNG (MIMI) Pty Ltd (Mitsubishi and Mitsui), Shell Development (Australia) Pty Ltd and Woodside Energy Ltd (Operator).

General

The actual level of reserves to be purchased by CNOOC Limited is dependent on ongoing supply negotiations. If the Company accepts this offer, any acquisition of a participating interest in the NWS Gas Project will be subject to various conditions (including regulatory approvals). The Company may from time to time, if appropriate, make further announcements regarding this offer.

End